

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2011

David M. Stack
President and Chief Executive Officer
Pacira Pharmaceuticals, Inc.
5 Sylvan Way, Suite 125
Parsippany, New Jersey 07054

>   **Re: Pacira Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-1/A**
>   **Filed January 3, 2011**
>   **File No. 333-170245**

Dear Mr. Stack:

    We have reviewed your January 3, 2011 amendment and response to our December 17, 2010 comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 44

1. It appears that your capitalization table as well as your dilution table on page 46 should include the effect of the conversion of the December 2010 Convertible Notes into shares of your common stock. Please revise or tell us why the conversion of the December 2010 Convertible Notes should not be presented and tell us the guidance you are using to support your basis.

Selected Consolidated Financial Data, page 48

2. Please provide a footnote to the consolidated statement of operations data that indicates how the shares used in computing pro forma loss per share- basic and diluted was determined.

3. It appears that your pro forma presentation should include the conversion of the December 2010 Convertible Notes into shares of your common stock. Please revise or

advise. In addition, please revise your summary consolidated financial data on page 10 accordingly.

4.   Please also include a pro forma balance sheet presented alongside of the historical balance sheet giving effect to the change in capitalization, similar to that provide in your summary consolidated financial data on page 10. This should also include the conversion of the December 2010 Convertible Notes into shares of your common stock. Accordingly, please revise your summary consolidated financial data on page 10.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Operations Overview, page 51

5.   We acknowledge your response to prior comment 8. Please provide disclosure similar to that in your response that discusses and quantifies the negative margin due to excess capacity (i.e. gross margins reported and supply margins excluding excess capacity) and disclose your accounting policy for recognizing excess capacity expenses for your inventories.

Results of Operations

Interest Income (Expense), page 62

6.   We acknowledge your response and your revised disclosure to our comment 2. Please clarify what the $5.4 million increase from 12/31/2008 to 12/31/2009 relates to and include a similar discussion related to the increase from 12/31/2007 to 12/31/2008.

Critical Accounting Policies and Use of Estimates

Stock-Based Compensation, page 55

7.   Please provide a more robust disclosure that clarifies the reasons for the significant increase in the December valuation price of $.51 to the IPO midpoint price of $1.39. For instance, clarify what you mean by "prevailing market conditions" and "estimates of our business potential." Please also describe the different valuation methodologies and their most significant assumptions, including the comparable companies and their key valuation metrics under the market approach and the total projected cash flows and the assumption supporting these cash flows estimates under the income approach used to determine the fair value of your common stock of $.51 at December 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding these comments. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Joseph K. Wyatt, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)